

Mail Stop 3561

May 3, 2007

By Facsimile and U.S. Mail

Mr. Robert Flexon
Chief Financial Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

   Re: **NRG Energy, Inc.**
     Form 10-K for the year ended December 31, 2006
     Filed February 28, 2007
     File No. 1-15891

Dear Mr.Flexon :

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Hedge Reset, page 75

1. We have read your discussion of the hedge reset on pages 75 and 151. First, explain to us how such contracts were accounted for prior to renegotiation. We assume such contracts represented cash flow hedges and there is an associated amount that will remain in other comprehensive income subsequent to settlement. If our understanding is incorrect, please clarify it. If correct, please advise why the settlement amount was greater than the mark-to-market value that would be required under SFAS no. 133 for a cash flow hedge. In addition, please explain

what you mean when you state you accounted for the transaction as a net settlement of current hedge positions and subsequent reestablishment of new hedge positions.   We assume the information on page 151 would mirror the accounting entry necessary to be made to record the transaction. If not, provide the accounting entry(s) to further our understanding. In this regard, please explain what the $125 million reduction in derivative liability represents. We assume it is related to the gas swaps derivative liability discussed on page 75. Finally help us understand the reasons for your classification as contra-revenues in the statement of operations. We may have further comment.

Note 3_ - Business Acquisitions and Dispositions, page 138

2. We note your final allocation of the purchase price of Texas Genco LLC as well as the related changes and reasons for the changes from your preliminary allocation in preceding Exchange Act Reports. You state that "The acquisition of Texas Genco LLC included an element of premium, or goodwill, due to favorable market conditions for the acquired solid fuel plants." We would expect such market conditions to be captured in the valuation of the solid fuel plants as opposed to being included in goodwill. We assume such determination was made based on independent appraisal. Please explain in detail how the final determination of value for property plant and equipment incorporated such conditions.   Please be detailed in your response as we may have further comments. In this regard, tell us how the acquisition was treated for tax purposes. If you received stepped-up basis, please also show us how you allocated value for tax purposes and contrast that to the allocation performed under SFAS no. 141.

Note 13 – Capital Structure, page 168

3. It appears you used a combination of treasury shares and original issue shares to consummate the acquisition of Texas Genco LLC. Please advise how you treated any difference between the carrying amount of treasury shares and the average market price you used to value the transaction.

Treasure Stock, Page 168

4. Please explain your accounting rationale for treating any payments to Credit Suisse relating to stock price appreciation as additional cost of treasury stock as opposed to a financing cost. We presume such payments are designed to compensate Credit Suisse for the non-recourse financing it provided in lieu of taking the benefits associated with the assets of CSF I & II, LLC(s). Please explain in detail.

Note 16 – Earnings Per Share, page 175

5. Please supplementally explain the reason for the difference between preferred stock dividends in this note versus the face of the income statement. If the 2006 difference is due to a portion of preferred dividends being included in discontinued operations, please explain your basis for associating preferred stock with discontinued operations. Please also explain why the add back of 2006 dividends for diluted per share earnings differs from the amount subtracted in the numerator for basic EPS. We assume dividends paid on preferred stock are not deductible for tax. If otherwise, please explain.

Note 22 – Regulatory Matters, page 197

6. We assume you consolidate the assets of the decommissioning trusts with respect to your interest in STP. We further assume such investments are included in trust fund investments. If otherwise, please explain your basis in GAAP for exclusion. Assuming such assets are "on balance sheet" please provide illustrative entries for typical activity in the trusts. Show us whether and how the asset amortization or obligation accretion affects income. Explain in detail your basis for balance sheet only treatment. Explain to us how you would view such securities under SFAS no. 115; trading, available for sale or held to maturity. Finally explain in detail why the disclosure requirements of SFAS no. 115 have been omitted. We may have further comment.

Note 19 – Stock Based Compensation, page 185

7. Prospectively, please disclose the recognized tax benefit related to your share based payment arrangements for each year an income statement is provided. If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1) of SFAS no. 123R.

8. Please refer to the disclosure requirements of paragraph A240.i regarding the amount of cash received from the exercise of options and the tax benefit realized from the options exercised. Please be aware that excess tax benefits associated with the exercise of options are now required to be reflected as financing cash inflow on the statement of cash flows pursuant to paragraph 68e of Statement 123R.

Note 26 – Jointly Owned Plants, page 202

9. We note your interests in jointly owned plants. In future filings please disclose the amount of your share of direct expenses that are included in the corresponding operating expenses on your Consolidated Statements of Operations. See SAB Topic 10C.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant